Summary of Mortgage Contract of Maximum Amount ( the “Contract”) Entered into by and between Shenzhen BAK Battery, Co., Ltd (the “Mortgager”) and Longgang Branch, Shenzhen Development Bank Co., Ltd (the “Creditor”) on January 20, 2011

Main contents:

  Contract number: Shenfa Longgang Edizi 20110120001-1;
  In order to guarantee the indebtedness of Shenzhen BAK Battery Co., Ltd. (the “Obligor”) towards the Creditor under the Comprehensive Credit Facility Agreement of Maximum Amount (reference no.: Shenfa Longgang Zongzi 20110120001) from January 26, 2011 to January 18, 2012, the Mortgager agrees to pledge its property to the Creditor.
  Scope of Guaranty: The guaranty shall cover all of the loan principal, interest, penalty interest, breach of contract compensation, damages, undertaking fee and all the expenses such as litigation cost, lawyer’s fee, notification cost and public notice cost etc. which is incurred to the Creditor in realizing its creditor’s right.
  Collaterals: The Mortgager agrees to pledge its inventory of cells with an aggregate value of RMB 150 million to the Creditor.

Headlines of the articles omitted:

  Payment on demand
  Undertakings of the Mortgager
  Validity of the Creditor’s Right
  Occupancy of Collaterals
  Insurance of Collaterals
  Mortgage Registration
  Instances of Breach of Contract and its Liabilities
  Declaration and guaranty of the Mortgager
  Amendment of the Contract
  Effectiveness and Disputation settlement